P.E. 2/1/02

02014957

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED FEB 15 2002 143

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

for the month of February 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

781328_1

Attached hereto as Exhibit 1 and incorporated by reference herein is the notice that the registrant filed with the Israeli Securities Authority, dated February 14, 2002, announcing that the registrant has set February 17, 2002 as the record date for shareholders entitled to vote at the registrant's Extraordinary General Meeting of Shareholders to be held on March 11, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By:/s/ Arie Tal
Arie Tal
Corporate Secretary

Dated: February 14, 2002

EXHIBIT INDEX

EXHIBIT 1

Haifa, Israel, February 14, 2002 – Elbit Systems Ltd. (the "Company") (Nasdaq NM: ESLT) announced today that February 17, 2002 has been set as the record date for shareholders entitled to vote at the Company's Extraordinary General Meeting of Shareholders to be held on March 11, 2002 (the "Meeting") for the purpose of electing three nominees to the Company's Board of Directors, including two External Directors. The Company intends to distribute to shareholders in the near future a proxy statement with respect to the Meeting.